FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 5, 2020;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2020; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2020.

November 5, 2020

For immediate release

Quebecor inc. reports consolidated results for third quarter 2020

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2020. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

Third quarter 2020 highlights

➢	Revenues: $1.11 billion in the third quarter of 2020, up $38.3 million (3.6%) from the same period of 2019.

➢	Adjusted EBITDA:[1] $513.4 million, up $4.1 million (0.8%).

➢	Net income attributable to shareholders: $140.9 million ($0.56 per basic share) in the third quarter of 2020, compared with $178.5 million ($0.70 per basic share) in the same period of 2019, a decrease of $37.6 million ($0.14 per basic share).

➢	Adjusted income from continuing operating activities:[2] $173.1 million ($0.69 per basic share) in the third quarter of 2020, compared with $173.8 million ($0.68 per basic share) in the same period of 2019, a decrease of $0.7 million (increase of $0.01 per basic share).

➢	Cash flows from operations:[3] $346.1 million, up $13.7 million (4.1%).

➢	The Telecommunications segment grew its revenues by $61.2 million (7.0%) and its adjusted EBITDA by $15.9 million (3.4%) in the third quarter of 2020.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from customer equipment sales ($60.9 million or 87.5%), mobile telephony ($12.7 million or 8.2%) and Internet access ($6.2 million or 2.2%) in the third quarter of 2020.

➢	Videotron’s total average billing per unit (“ABPU”) was $49.96 in the third quarter of 2020, compared with $50.49 in the same period of 2019, a $0.53 (-1.0%) decrease. Mobile ABPU was $50.98 in the third quarter of 2020, compared with $53.28 in the same period of 2019, a $2.30 (-4.3%) decrease due in part to a decrease in overage and roaming revenues due to the COVID-19 health crisis and the popularity of bring your own device (“BYOD”) plans.

➢	There was a net increase of 4,700 revenue-generating units (“RGUs”) (0.1%) in the third quarter of 2020, including 47,700 connections (3.4%) to the mobile telephony service and 20,500 subscriptions (1.2%) to the cable Internet access service.

“Although the health situation and economic environment created by the pandemic have been posing major challenges worldwide for months now and some of our business units continue to be affected, Quebecor grew its revenues and adjusted EBITDA in the third quarter of 2020,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “The quality of our mobile phone service and the technological upgrading of our wireline service offer contributed to customer growth. In addition, we maintained a very prudent management of costs and capital investments, generating a 4.1% increase in our cash flows from operations. Quebecor enjoys optimal financial flexibility with more than $1.8 billion in available liquidity and a consolidated net debt leverage ratio4 of 2.76x.

“Connectivity and information needs have never been greater, and we have continued to play a leading role in this area by providing families and businesses across Québec with world-class essential services. Having completed a series of major infrastructure investments, we were able to connect more than 30,000 new homes to high-speed Internet in several regions of Québec and our services have also been deployed in Abitibi-Temiscamingue. Our wireline services now reach more than 90% of Québec’s population. To accelerate Internet deployment and upgrades in all regions of Québec, we must all redouble our efforts and Bell Canada must end its unfair practices. Bell Canada must act now by putting in place concrete, effective measures to allow timely access to its support structures,” said Pierre Karl Péladeau.

[1]	See “Adjusted EBITDA” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Cash flows from operations” under “Definitions.”
[4]	See “consolidated net debt leverage ratio” under “Definitions”

“The robustness and reliability of Videotron’s network have been clearly demonstrated in the past few months,” said Jean-François Pruneau, President and Chief Executive Officer of Videotron. “The network has successfully handled historic highs in traffic. Its excellent performance was recognized by a study released by the Canadian Radio-television and Telecommunications Commission during the third quarter of 2020, which showed, among other things, that Videotron Internet service customers enjoy faster connections than their plan’s advertised speeds.

“September 9, 2020 was the 10th anniversary of Videotron’s entry into the mobile telephony market. Over the past decade, Videotron's progress has been impressive with now more than 1,452,600 subscriber connections as of September 30, 2020, a net increase of 163,900 in the past 12 months. I am extremely proud of the distance we have travelled and our unbroken record of success. Our entry into mobile telephony has brought Quebecers more choice while creating jobs throughout Québec. And our progress has not ended there. We have continued and will continue to innovate, as evidenced by our Helix home entertainment and connected lifestyle platform, which is already a resounding success with more than 508,000 RGUs since its launch in August 2019,” concluded Jean François Pruneau.

“As expected, the pandemic continued to impact TVA Group Inc.’s (“TVA Group”) business and hence its third quarter 2020 financial results,” noted France Lauzière, President and Chief Executive Officer of TVA Group. “The health crisis caused a significant decline in our advertising revenues and a large reduction in the number of sporting events broadcast by the TVA Sports specialty channel, despite the broadcast of the National Hockey League (“NHL”) playoffs in the third quarter of 2020.

“TVA Group grew its total market share by 3.2 points to 41.5% in the third quarter of 2020. The increase was driven by the specialty channels, which posted a 3.3-point gain, led by the all-news channel LCN, which continued its growth with a 2.0-point gain to remain the most-watched specialty channel in Québec with 7.1%. The TVA Sports specialty channel was also up 1.9 point because of the NHL playoffs.

“In our film production and audiovisual services business, with the gradual resumption of film shoots during the quarter we are now able to offer our clients our full complement of services again. MELS Studios and Postproduction has also launched a new virtual production stage, which offers an innovative alternative to conventional shoots and facilitates compliance with physical distancing rules,” Ms. Lauzière said.

“The current situation is forcing us to stay agile and to adapt, while remaining focused on our priorities and the disciplined execution of our strategies. We have maintained our customer-centric vision and we continue to offer best-in-class products and services, while supporting the employees who have made Quebecor number one in customer experience. Lastly, our solid financial position enables us to manage our business prudently, keeping our sights on the long term, and to continue to invest to create shareholder value,” concluded Pierre Karl Péladeau.

COVID-19 health crisis

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential across Québec. Since then, the Québec government has gradually implemented a reopening plan, which was followed at the end of September by a second set of restrictions due to the second wave of the pandemic. This new plan includes regional restrictions according to the alert level of each region and remains subject to change as the pandemic evolves. This health crisis curtailed the operations of many of Quebecor’s business partners and led to a significant slowdown in some of Quebecor’s segments in the first nine months of 2020. Among other impacts, the first wave of measures to prevent the spread of the COVID-19 virus has led to a significant reduction in volume at Videotron retail outlets and delays in client migration to its new Helix entertainment and home management platform; lower advertising revenues, a significant decrease in sports events broadcast by the TVA Sports channel, and reduced film and audiovisual content activity in the Media segment; and cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment. Activity has since partly resumed at some of Quebecor’s affected business units by the health crisis, particularly those involved in retail sales and distribution, sports broadcasting and film and audio-visual content production. However, the business slowdown continues and the recovery remains very fragile, particularly with the pandemic entering its second wave. Quebecor has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Videotron and TVA Group also took a number of important initiatives to make life easier for their customers, such as temporarily suspending certain fees. Furthermore, Videotron’s network has been able to handle the increase in traffic since the beginning of the health crisis, including the impact on network usage from the significant growth in teleworking, which demonstrates the soundness of its strategy of continuously adding capacity ahead of the curve. Because of the slowdown in the economy, approximately 10% of Quebecor’s workforce has received benefits under the Corporation’s assistance program while on stand-by. During the health crisis, this program provides financial assistance in addition to the Canada Emergency Wage Subsidy or Canada Emergency Response Benefit programs.

Non IFRS financial measures

The Corporation reviewed the nature and definition of its non-standardized financial measures in the first quarter of 2020. As a result, “cash flows from segment operations” has been abandoned and replaced by the new “cash flows from operations” metric. This metric will henceforth be used to measure the cash flows generated by the operations of all the business segments, on a consolidated basis, in addition to the cash flows from operations generated by each segment. In the third quarter of 2020, the Corporation added the “consolidated net debt leverage ratio” measure, which serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The definitions of these new measures are provided under “Definitions” below.

Financial tables

Table 1

Quebecor third quarter financial highlights, 2016 to 2020

(in millions of Canadian dollars, except per share data)

	2020	2019	2018	2017	2016
Revenues	$1,117.7	$1,073.4	$1,053.2	$1,036.1	$1,014.7
Adjusted EBITDA	513.4	509.3	474.0	440.1	424.4
Income from continuing operating activities attributable to shareholders	140.9	178.5	186.2	173.2	5.6
Net income attributable to shareholders	140.9	178.5	187.1	178.6	6.8
Adjusted income from continuing operating activities	173.1	173.8	141.5	103.3	97.1
Per basic share:
Income from continuing operating activities attributable to shareholders	0.56	0.70	0.80	0.72	0.02
Net income attributable to shareholders	0.56	0.70	0.80	0.74	0.03
Adjusted income from continuing operating activities	0.69	0.68	0.61	0.43	0.40

Table 2

Cash flows from operations for the past eight quarters

(in millions of Canadian dollars)

	Q3-2020	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019	Q4-2018
Telecommunications	$325.9	$322.8	$302.5	$248.5	$306.5	$281.8	$288.5	$169.4
Media	17.0	-	(3.6)	16.9	17.8	(3.0)	(6.9)	14.5
Sports and Entertainment	6.7	2.1	(4.7)	1.8	6.0	(3.1)	(2.3)	1.7
Head Office	(3.5)	1.2	0.8	(6.7)	2.1	(0.8)	(3.0)	(5.3)
Total	$346.1	$326.1	$295.0	$260.5	$332.4	$274.9	$276.3	$180.3

2020/2019 third quarter comparison

Revenues: $1.11 billion, a $38.3 million (3.6%) increase.

•	Revenues increased in Telecommunications ($61.2 million or 7.0%).

•	Revenues decreased in Media ($10.0 million or -6.0% of segment revenues) and in Sports and Entertainment ($7.3 million or -13.1%).

Adjusted EBITDA: $513.4 million, a $4.1 million (0.8%) increase.

•	Adjusted EBITDA increased in Telecommunications ($15.9 million or 3.4% of segment adjusted EBITDA) and in Sports and Entertainment ($0.7 million or 10.1%).

•	Adjusted EBITDA decreased in Media ($7.7 million or -23.6%), and there was an unfavourable variance at Head Office ($4.8 million) due mainly to an increase in the stock-based compensation charge.

•	The change in the fair value of Quebecor Media stock options resulted in a $0.2 million favourable variance in the stock-based compensation charge in the third quarter of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $4.2 million unfavourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2020.

Net income attributable to shareholders: $140.9 million ($0.56 per basic share) in the third quarter of 2020, compared with $178.5 million ($0.70 per basic share) in the same period of 2019, a decrease of $37.6 million ($0.14 per basic share).

•	The main unfavourable variances were:

o	$24.6 million unfavourable variance in losses on valuation and translation of financial instruments, including $22.0 million without any tax consequences;

o	$17.7 million unfavourable variance in the charge for restructuring of operations and other items;

o	$8.9 million increase in the depreciation and amortization charge.

•	The main favourable variances were:

o	$6.8 million decrease in the income tax expense;

o	$4.1 million increase in adjusted EBITDA.

Adjusted income from continuing operating activities: $173.1 million ($0.69 per basic share) in the third quarter of 2020, compared with $173.8 million ($0.68 per basic share) in the same period of 2019, a decrease of $0.7 million (increase of $0.01 per basic share).

Cash flows from operations: $346.1 million, a $13.7 million (4.1%) increase caused mainly by an $8.7 million decrease in additions to intangible assets and a $4.1 million increase in adjusted EBITDA.

Cash flows from continuing operating activities: $339.4 million, a $39.6 million decrease due primarily to an increase in current income taxes and an increase in the cash portion of the charge for restructuring of operations and other items.

2020/2019 year-to-date comparison

Revenues: $3.17 billion, a $13.4 million (0.4%) increase.

•	Revenues increased in Telecommunications ($109.9 million or 4.3%).

•	Revenues decreased in Media ($65.3 million or -12.3% of segment revenues) and in Sports and Entertainment ($28.3 million or -20.6%).

Adjusted EBITDA: $1.43 billion, a $40.8 million (2.9%) increase.

•	Adjusted EBITDA increased in Telecommunications ($42.0 million or 3.1% of segment adjusted EBITDA) and in Sports and Entertainment ($1.9 million or 40.4%).

•	Adjusted EBITDA decreased in Media ($2.9 million or -7.3%).

•	The change in the fair value of Quebecor Media stock options resulted in a $0.4 million favourable variance in the stock-based compensation charge in the first nine months of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in a $3.9 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2020.

Net income attributable to shareholders: $447.4 million ($1.77 per basic share) in the first nine months of 2020, compared with $507.7 million ($1.98 per basic share) in the same period of 2019, a decrease of $60.3 million ($0.21 per basic share).

•	The main unfavourable variances were:

o	$63.7 million decrease in income from discontinued operations;

o	$25.6 million increase in the depreciation and amortization charge;

o	$6.1 million unfavourable variance in the charge for restructuring of operations and other items;

o	$3.0 million increase in financial expenses;

o	$2.3 million increase in the income tax expense.

•	The main favourable variances were:

o	$40.8 million increase in adjusted EBITDA.

Adjusted income from continuing operating activities: $429.5 million ($1.70 per basic share) in the first nine months of 2020, compared with $421.4 million ($1.65 per basic share) in the same period of 2019, an increase of $8.1 million ($0.05 per basic share).

Cash flows from operations: $967.2 million, an $83.6 million (9.5%) increase caused by a $40.8 million increase in adjusted EBITDA and by a $40.3 million decrease in additions to property, plant and equipment.

Cash flows from continuing operating activities: $1.05 billion, a $205.8 million increase due primarily to the favourable net change in non-cash balances related to operating activities and the increase in adjusted EBITDA, partially offset by the increase in current income taxes and the increase in the cash portion related to restructuring of operations and other items.

Consolidated net debt leverage ratio

Consolidated net debt leverage ratio: 2.76x at September 30, 2020 compared with 2.91x at December 31, 2019. The decrease was due primarily to net reductions in drawings by Videotron, TVA Group, Quebecor Media and Quebecor on their revolving credit facilities, using free cash flows from continuing operating activities, and the increase in the trailing 12-month adjusted EBITDA.

Normal course issuer bid

On August 5, 2020, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Subordinate Voting Shares (“Class B Shares”), representing approximately 3.5% of issued and outstanding Class B Shares as of July 31, 2020. The purchases can be made from August 15, 2020 to August 14, 2021, at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

On August 7, 2020, the Corporation announced that it had entered into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the Toronto Stock Exchange. It came into effect on August 15, 2020 and terminates on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

In the first nine months of 2020, the Corporation purchased and cancelled 4,695,800 Class B Shares for a total cash consideration of $143.4 million (2,672,056 Class B Shares for a total cash consideration of $80.5 million in the same period of 2019). The $115.7 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($64.8 million increase in the deficit in the same period of 2019).

During the first nine months of 2019, 180,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $2.7 million. Following this transaction, the contributed surplus was increased by $3.0 million and the stock option plan liability was reduced by the same amount.

Dividend

On November 4, 2020, the Board of Directors of Quebecor declared a quarterly dividend of $0.20 per share on Class A Shares and Class B Shares payable on December 15, 2020 to shareholders of record as of the record date of November 20, 2020. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Convertible debentures

In accordance with the terms of the trust indenture governing the convertible debentures, the quarterly dividend declared on March 11, 2020 on Quebecor Class B Shares triggered an adjustment to the floor price and ceiling price then in effect. Accordingly, effective March 26, 2020, the conversion features of the convertible debentures are subject to an adjusted floor price of approximately $26.57 per share (that is, a maximum number of approximately 5,644,430 Class B Shares corresponding to a ratio of $150.0 million to the adjusted floor price) and an adjusted ceiling price of approximately $33.22 per share (that is, a minimum number of approximately 4,515,544 Class B Shares corresponding to a ratio of $150.0 million to the adjusted ceiling price).

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2020 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2020 results on November 5, 2020, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from November 5, 2020 to February 6, 2021 by dialling 1 877 293-8133, conference number and access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics or other health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com> , including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2019, and the “Risks and Uncertainties Update” section of Quebecor’s Management Discussion and Analysis for the period ended September 30, 2020.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 5, 2020 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:
Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514-380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@Quebecor.com 514-380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$483.6	$467.7	$1,382.7	$1,340.7
Media	24.9	32.6	36.6	39.5
Sports and Entertainment	7.6	6.9	6.6	4.7
Head Office	(2.7)	2.1	(0.1)	0.1
	513.4	509.3	1,425.8	1,385.0
Depreciation and amortization	(195.9)	(187.0)	(589.7)	(564.1)
Financial expenses	(80.1)	(81.2)	(249.1)	(246.1)
(Loss) gain on valuation and translation of financial instruments	(18.6)	6.0	8.9	8.1
Restructuring of operations and other items	(18.9)	(1.2)	(33.1)	(27.0)
Income taxes	(56.4)	(63.2)	(147.7)	(145.4)
Income from discontinued operations	-	-	33.8	97.5
Net income	$143.5	$182.7	$448.9	$508.0

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 4 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 4

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Adjusted income from continuing operating activities	$173.1	$173.8	$429.5	$421.4
(Loss) gain on valuation and translation of financial instruments	(18.6)	6.0	8.9	8.1
Restructuring of operations and other items	(18.9)	(1.2)	(33.1)	(27.0)
Income taxes related to adjustments[1]	4.5	(0.1)	7.0	6.6
Net income attributable to non-controlling interest related to adjustments	0.8	-	1.3	1.1
Discontinued operations	-	-	33.8	97.5
Net income attributable to shareholders	$140.9	$178.5	$447.4	$507.7

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 5 and 6 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 5

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$483.6	$467.7	$1,382.7	$1,340.7
Media	24.9	32.6	36.6	39.5
Sports and Entertainment	7.6	6.9	6.6	4.7
Head Office	(2.7)	2.1	(0.1)	0.1
	513.4	509.3	1,425.8	1,385.0
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(115.7)	(114.8)	(298.2)	(332.0)
Media	(3.2)	(5.7)	(6.7)	(12.3)
Sports and Entertainment	(0.1)	(0.1)	(0.2)	(1.1)
Head Office	(0.8)	(0.1)	(1.3)	(1.3)
	(119.8)	(120.7)	(306.4)	(346.7)
Additions to intangible assets:[2]
Telecommunications	(42.0)	(46.4)	(133.3)	(131.9)
Media	(4.7)	(9.1)	(16.5)	(19.3)
Sports and Entertainment	(0.8)	(0.8)	(2.3)	(3.0)
Head Office	-	0.1	(0.1)	(0.5)
	(47.5)	(56.2)	(152.2)	(154.7)
Cash flows from operations
Telecommunications	325.9	306.5	951.2	876.8
Media	17.0	17.8	13.4	7.9
Sports and Entertainment	6.7	6.0	4.1	0.6
Head Office	(3.5)	2.1	(1.5)	(1.7)
	$346.1	$332.4	$967.2	$883.6

	Three months ended Sept. 30		Nine months ended Sept. 30
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	2020	2019	2020	2019
Additions to property, plant and equipment	$(119.8)	$(120.7)	$(306.4)	$(346.7)
Net decrease in current accounts payable related to additions to property, plant and equipment	(18.3)	(1.9)	(18.4)	(30.6)
Cash flows used for additions to property, plant and equipment	$(138.1)	$(122.6)	$(324.8)	$(377.3)

	Three months ended Sept. 30		Nine months ended Sept. 30
[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements	2020	2019	2020	2019
Additions to intangible assets	$(47.5)	$(56.2)	$(152.2)	$(154.7)
Net increase (decrease) in current accounts payable related to additions to intangible assets	13.2	(10.2)	(32.9)	(14.0)
Disbursements for licence acquisitions	-	-	-	(255.8)
Cash flows used for additions to intangible assets	$(34.3)	$(66.4)	$(185.1)	$(424.5)

Table 6

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Cash flows from operations from Table 5	$346.1	$332.4	$967.2	$883.6
Plus (minus)
Cash portion of financial expenses	(78.1)	(79.1)	(243.0)	(240.0)
Cash portion related to restructuring of operations and other items	(11.6)	(1.2)	(25.8)	(8.2)
Current income taxes	(60.7)	(29.7)	(181.0)	(115.1)
Other	1.1	0.7	3.5	1.3
Net change in non-cash balances related to operating activities	(23.3)	(20.5)	78.6	(171.1)
Net decrease in current accounts payable related to additions to property, plant and equipment	(18.3)	(1.9)	(18.4)	(30.6)
Net increase (decrease) in current accounts payable related to additions to intangible assets	13.2	(10.2)	(32.9)	(14.0)
Free cash flows from continuing operating activities	168.4	190.5	548.2	305.9
Plus (minus)
Cash flows used for additions to property, plant and equipment	138.1	122.6	324.8	377.3
Cash flows used for additions to intangible assets (excluding licence acquisitions and renewals)	34.3	66.4	185.1	168.7
Proceeds from disposal of assets	(1.4)	(0.5)	(3.6)	(3.2)
Cash flows provided by continuing operating activities	$339.4	$379.0	$1,054.5	$848.7

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt excluding convertible debentures divided by the trailing 12-month adjusted EBITDA. Consolidated net debt excluding convertible debentures represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 7 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s condensed consolidated financial statements.

Table 7

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Sept. 30, 2020		Dec. 31, 2019
Total long-term debt[1]	$5,952.1		$5,986.1
Plus (minus)
Lease liabilities	133.7		106.6
Current portion of lease liabilities	34.3		31.3
Bank indebtedness	15.2		29.4
Assets related to derivative financial instruments	(800.2)		(679.8)
Liabilities related to derivative financial instruments	1.6		2.1
Cash and cash equivalents	(40.7)		(14.0)
Consolidated net debt excluding convertible debentures	5,296.0		5,461.7
Divided by:
Trailing 12-month adjusted EBITDA	$1,920.3		$1,879.5
Consolidated net debt leverage ratio	2.76	x	2.91	x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest risk and financing fees.

KEY PERFORMANCE INDICATORs

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, television and Club illico over-the-top video (“Club illico”) services, and subscriber connections to the mobile telephony and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, television, Club illico, mobile telephony and wireline telephony services by the total average number of RGUs from cable Internet, television, mobile telephony and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2020	2019	2020	2019
Revenues	$1,111.7	$1,073.4	$3,171.0	$3,157.6

Employee costs	156.5	162.6	471.2	516.6
Purchase of goods and services	441.8	401.5	1,274.0	1,256.0
Depreciation and amortization	195.9	187.0	589.7	564.1
Financial expenses	80.1	81.2	249.1	246.1
Loss (gain) on valuation and translation of financial instruments	18.6	(6.0)	(8.9)	(8.1)
Restructuring of operations and other items	18.9	1.2	33.1	27.0
Income before income taxes	199.9	245.9	562.8	555.9

Income taxes (recovery):
Current	60.7	29.7	181.0	115.1
Deferred	(4.3)	33.5	(33.3)	30.3
	56.4	63.2	147.7	145.4

Income from continuing operations	143.5	182.7	415.1	410.5

Income from discontinued operations	-	-	33.8	97.5

Net income	$143.5	$182.7	$448.9	$508.0

Income from continuing operations attributable to
Shareholders	$140.9	$178.5	$413.6	$410.2
Non-controlling interests	2.6	4.2	1.5	0.3

Net income attributable to
Shareholders	$140.9	$178.5	$447.4	$507.7
Non-controlling interests	2.6	4.2	1.5	0.3

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.56	$0.70	$1.64	$1.60
From discontinued operations	-	-	0.13	0.38
Net income	0.56	0.70	1.77	1.98
Diluted:
From continuing operations	0.56	0.67	1.58	1.57
From discontinued operations	-	-	0.13	0.37
Net income	0.56	0.67	1.71	1.94

Weighted average number of shares outstanding (in millions)	250.5	255.6	252.4	255.8
Weighted average number of diluted shares (in millions)	250.7	261.7	258.2	261.9

1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2020	2019	2020	2019
Income from continuing operations	$143.5	$182.7	$415.1	$410.5

Other comprehensive (loss) income from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(25.0)	41.4	18.9	71.6
Deferred income taxes	6.1	(6.5)	(2.5)	(4.7)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(25.0)	-	(87.0)	-
Deferred income taxes	6.6	-	22.6	-

Reclassification to income:
Gain related to cash flow hedges	-	(1.1)	-	(1.1)
Deferred income taxes	-	0.7	-	0.7
	(37.3)	34.5	(48.0)	66.5

Comprehensive income from continuing operations	106.2	217.2	367.1	477.0

Income from discontinued operations	-	-	33.8	97.5

Comprehensive income	$106.2	$217.2	$400.9	$574.5

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$104.8	$213.0	$370.3	$476.7
Non-controlling interests	1.4	4.2	(3.2)	0.3

Comprehensive income (loss) attributable to
Shareholders	$104.8	$213.0	$404.1	$574.2
Non-controlling interests	1.4	4.2	(3.2)	0.3

2

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30, 2020
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$937.9	$157.2	$48.5	$(31.9)	$1,111.7

Employee costs	101.4	38.6	7.5	9.0	156.5
Purchase of goods and services	352.9	93.7	33.4	(38.2)	441.8
Adjusted EBITDA[1]	483.6	24.9	7.6	(2.7)	513.4

Depreciation and amortization					195.9
Financial expenses					80.1
Loss on valuation and translation of financial instruments					18.6
Restructuring of operations and other items					18.9
Income before income taxes					$199.9

Cash flows used for:
Additions to property, plant and equipment	$133.9	$3.4	$0.1	$0.7	$138.1
Additions to intangible assets	29.6	3.9	0.8	-	34.3

	Three months ended September 30, 2019
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$876.7	$167.2	$55.8	$(26.3)	$1,073.4

Employee costs	92.2	53.4	9.5	7.5	162.6
Purchase of goods and services	316.8	81.2	39.4	(35.9)	401.5
Adjusted EBITDA[1]	467.7	32.6	6.9	2.1	509.3

Depreciation and amortization					187.0
Financial expenses					81.2
Gain on valuation and translation of financial instruments					(6.0)
Restructuring of operations and other items					1.2
Income before income taxes					$245.9

Cash flows used for:
Additions to property, plant and equipment	$117.4	$5.0	$0.1	$0.1	$122.6
Additions to intangible assets	57.2	8.5	0.8	(0.1)	66.4

3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Nine months ended September 30, 2020
			Sports	Head office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$2,681.7	$464.7	$109.2	$(84.6)	$3,171.0

Employee costs	305.0	124.5	21.6	20.1	471.2
Purchase of goods and services	994.0	303.6	81.0	(104.6)	1,274.0
Adjusted EBITDA[1]	1,382.7	36.6	6.6	(0.1)	1,425.8

Depreciation and amortization					589.7
Financial expenses					249.1
Gain on valuation and translation of financial instruments					(8.9)
Restructuring of operations and other items					33.1
Income before income taxes					$562.8

Cash flows used for:
Additions to property, plant and equipment	$312.3	$11.2	$0.2	$1.1	$324.8
Additions to intangible assets	165.7	17.0	2.3	0.1	185.1

	Nine months ended September 30, 2019
			Sports	Head office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total
Revenues	$2,571.8	$530.0	$137.5	$(81.7)	$3,157.6

Employee costs	291.8	170.8	29.1	24.9	516.6
Purchase of goods and services	939.3	319.7	103.7	(106.7)	1,256.0
Adjusted EBITDA[1]	1,340.7	39.5	4.7	0.1	1,385.0

Depreciation and amortization					564.1
Financial expenses					246.1
Gain on valuation and translation of financial instruments					(8.1)
Restructuring of operations and other items					27.0
Income before income taxes					$555.9

Cash flows used for:
Additions to property, plant and equipment	$361.2	$13.7	$1.1	$1.3	$377.3
Additions to intangible assets	402.3	19.1	2.9	0.2	424.5

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other	to non-
	Capital	Contributed	earnings	comprehensive	controlling	Total
	stock	surplus	(deficit)	loss	interests	equity
Balance as of December 31, 2018	$1,065.9	$4.7	$(507.9)	$(82.7)	$88.5	$568.5
Net income	-	-	507.7	-	0.3	508.0
Other comprehensive income	-	-	-	66.5	-	66.5
Issuance of Class B Shares	2.7	3.0	-	-	-	5.7
Dividends	-	-	(71.6)	-	-	(71.6)
Repurchase of Class B Shares	(15.7)	-	(64.8)	-	-	(80.5)
Balance as of September 30, 2019	1,052.9	7.7	(136.6)	(16.2)	88.8	996.6
Net income	-	-	145.1	-	5.2	150.3
Other comprehensive (loss) income	-	-	-	(47.9)	0.6	(47.3)
Dividends	-	-	(28.7)	-	-	(28.7)
Issuance of Class B Shares	5.6	9.7	-	-	-	15.3
Repurchase of Class B Shares	(2.6)	-	(11.5)	-	-	(14.1)
Balance as of December 31, 2019	1,055.9	17.4	(31.7)	(64.1)	94.6	1,072.1
Net income	-	-	447.4	-	1.5	448.9
Other comprehensive loss	-	-	-	(43.3)	(4.7)	(48.0)
Dividends	-	-	(151.3)	-	(0.2)	(151.5)
Repurchase of Class B Shares	(27.7)	-	(115.7)	-	-	(143.4)
Balance as of September 30, 2020	$1,028.2	$17.4	$148.7	$(107.4)	$91.2	$1,178.1

5

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2020	2019	2020	2019
Cash flows related to operating activities
Income from continuing operations	$143.5	$182.7	$415.1	$410.5
Adjustments for:
Depreciation of property, plant and equipment	149.5	148.4	455.3	450.2
Amortization of intangible assets	37.0	29.7	107.2	87.1
Amortization of right-of-use assets	9.4	8.9	27.2	26.8
Loss (gain) on valuation and translation of financial instruments	18.6	(6.0)	(8.9)	(8.1)
Impairment of assets	7.3	-	7.3	18.8
Amortization of financing costs and long-term debt discount	2.0	2.1	6.1	6.1
Deferred income taxes	(4.3)	33.5	(33.3)	30.3
Other	(0.3)	0.2	(0.1)	(1.9)
	362.7	399.5	975.9	1,019.8
Net change in non-cash balances related to operating activities	(23.3)	(20.5)	78.6	(171.1)
Cash flows provided by continuing operating activities	339.4	379.0	1,054.5	848.7
Cash flows related to investing activities
Business acquisitions	-	(1.0)	(10.8)	(35.6)
Business disposals	-	-	-	260.7
Additions to property, plant and equipment	(138.1)	(122.6)	(324.8)	(377.3)
Additions to intangible assets	(34.3)	(66.4)	(185.1)	(424.5)
Proceeds from disposals of assets	1.4	0.5	3.6	3.2
Other	(48.5)	(17.8)	(51.4)	(25.0)
Cash flows used in continuing investing activities	(219.5)	(207.3)	(568.5)	(598.5)
Cash flows related to financing activities
Net change in bank indebtedness	(5.4)	6.9	(14.2)	4.0
Net change under revolving facilities	10.3	251.3	(124.9)	281.3
Repayment of long-term debt	(0.4)	(435.4)	(1.0)	(443.4)
Repayment of lease liabilities	(10.8)	(9.4)	(31.3)	(29.9)
Settlement of hedging contracts	-	91.6	(0.8)	90.8
Issuance of Class B Shares	-	-	-	2.7
Repurchase of Class B Shares	(47.8)	(41.0)	(143.4)	(80.5)
Dividends	(50.1)	(28.7)	(151.3)	(71.6)
Dividends paid to non-controlling interests	-	-	(0.2)	-
Cash flows used in continuing financing activities	(104.2)	(164.7)	(467.1)	(246.6)

Cash flows provided by continuing operations	15.7	7.0	18.9	3.6

Cash flows provided by (used in) discontinued operations	-	-	7.8	(0.7)

Cash and cash equivalents at beginning of period	25.0	17.2	14.0	21.3
Cash and cash equivalents at end of period	$40.7	$24.2	$40.7	$24.2

Cash and cash equivalents consist of
Cash	$39.5	$15.7	$39.5	$15.7
Cash equivalents	1.2	8.5	1.2	8.5
	$40.7	$24.2	$40.7	$24.2

Interest and taxes reflected as operating activities
Cash interest payments	$41.3	$45.5	$198.5	$203.3
Cash income tax payments (net of refunds)	70.7	54.2	93.6	235.0

6

QUEBECOR INC.
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	September 30	December 31
(unaudited)	2020	2019
Assets

Current assets
Cash and cash equivalents	$40.7	$14.0
Accounts receivable	596.1	548.0
Contract assets	164.9	160.3
Income taxes	5.6	19.1
Inventories	211.4	240.4
Other current assets	115.0	121.2
	1,133.7	1,103.0

Non-current assets
Property, plant and equipment	3,281.4	3,415.9
Intangible assets	1,509.9	1,444.0
Goodwill	2,692.9	2,692.9
Right-of-use assets	137.2	110.4
Derivative financial instruments	800.2	679.8
Deferred income taxes	44.5	31.2
Other assets	289.0	248.7
	8,755.1	8,622.9
Total assets	$9,888.8	$9,725.9

Liabilities and equity

Current liabilities
Bank indebtedness	$15.2	$29.4
Accounts payable, accrued charges and provisions	784.2	809.6
Deferred revenue	326.2	332.7
Income taxes	78.1	4.2
Current portion of long-term debt	30.6	57.2
Current portion of lease liabilities	34.3	31.3
	1,268.6	1,264.4

Non-current liabilities
Long-term debt	5,908.8	5,900.3
Derivative financial instruments	1.6	2.1
Convertible debentures	150.0	150.0
Lease liabilities	133.7	106.6
Deferred income taxes	824.1	859.2
Other liabilities	423.9	371.2
	7,442.1	7,389.4
Equity
Capital stock	1,028.2	1,055.9
Contributed surplus	17.4	17.4
Retained earnings (deficit)	148.7	(31.7)
Accumulated other comprehensive loss	(107.4)	(64.1)
Equity attributable to shareholders	1,086.9	977.5
Non-controlling interests	91.2	94.6
	1,178.1	1,072.1

Total liabilities and equity	$9,888.8	$9,725.9

7

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2020

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure
September 30, 2020
Net Income Attributable to Shareholders

	3rd Quarter		YTD
	2020	2019	2020	2019
Net income per share (basic)	$0.56	$0.70	$1.77	$1.98

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.69	$0.68	$1.70	$1.65

Reconciliation of earnings per share

	3rd Quarter		YTD
	2020	2019	2020	2019
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.69	$0.68	$1.70	$1.65

Other adjusments[1]:
Unusual items	(0.06)	-	(0.10)	(0.08)
(Loss) gain on valuation and translation of financial instruments	(0.07)	0.02	0.03	0.03
Discontinued operations	-	-	0.14	0.38
Total	(0.13)	0.02	0.07	0.33

Reported net income per share (basic)	$0.56	$0.70	$1.77	$1.98

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2020

Capital Structure

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Mortgage loan due in 2022	$46.2
$46.2

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,137.9
6 5/8% Senior Notes due in 2023	500.0
1,637.9
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	-
5% Senior Notes due in 2022	1,065.6
5 3/8% Senior Notes due in 2024	799.1
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	799.1
4 1/2% Senior Notes due in 2030	800.0
4,238.8
TVA Group Inc.
Revolving credit facility due in 2021 (availability: $75)	29.2
29.2

Other debt	-

Total Quebecor Media Inc.	$5,905.9

TOTAL LONG-TERM DEBT [1]	$5,952.1

Bank indebtedness	15.2
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.4
Lease liabilities	168.0
(Asset) liability related to derivative financial instruments	(798.6)
Cash and cash equivalents :
TVA Group Inc.	2.9
Other	37.8
$40.7

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.
[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2020, subject to a floor price of approximately $26.57 and a ceiling price of approximately $33.22.

QUEBECOR INC.

Supplementary Disclosure
September 30, 2020
Consolidated Net Debt Leverage Ratio

	2020						2019
(all amounts in millions of Canadian dollars, except ratios)	Sep 30		Jun 30		Mar 31		Dec 31		Sep 30
Total long-term debt [1]	$5,952.1		$6,019.1		$6,224.4		$5,986.1		$6,169.2

Add (deduct):
(Asset) liability related to derivative financial instruments	(798.6)		(902.9)		(1,043.9)		(677.7)		(746.0)
Lease liabilities	168.0		157.1		153.0		137.9		136.8
Bank indebtedness	15.2		20.6		16.6		29.4		28.3
Cash and cash equivalents	(40.7)		(25.0)		(43.8)		(14.0)		(24.2)

Consolidated net debt excluding convertible debentures	$5,296.0		$5,268.9		$5,306.3		$5,461.7		$5,564.1
Divided by: trailing 12-month adjusted EBITDA	$1,920.3		$1,916.2		$1,895.5		$1,879.5		$1,845.5

Consolidated net debt leverage ratio	2.76	x	2.75	x	2.80	x	2.91	x	3.01	x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure
September 30, 2020
Operating Results

	2020			2019
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue-Generating Units ('000) [1]	6,111.8	6,107.1	6,090.4	6,076.2	6,054.4
Mobile Telephony Lines ('000)	1,452.6	1,404.9	1,369.8	1,330.5	1,288.7
Homes Passed ('000)	2,983.3	2,970.9	2,958.0	2,950.1	2,940.4
Cable Internet Subscribers ('000)	1,773.6	1,753.1	1,735.9	1,727.3	1,724.3
Penetration of Homes Passed	59.5%	59.0%	58.7%	58.6%	58.6%
Cable Television Subscribers ('000)	1,481.8	1,497.3	1,512.1	1,531.8	1,545.2
Penetration of Homes Passed	49.7%	50.4%	51.1%	51.9%	52.6%
Cable Telephony Lines ('000)	950.9	979.6	1,000.9	1,027.3	1,052.7
Penetration of Homes Passed	31.9%	33.0%	33.8%	34.8%	35.8%
Over-the-Top Video Subscribers ('000)	452.9	472.2	471.7	459.3	443.5

	3rd Quarter			YTD
	2020	2019	VAR	2020	2019	VAR
(in millions)
Revenues
Internet	$285.5	$279.3	2.2%	$839.1	$831.6	0.9%
Cable Television	222.7	242.2	-8.1%	683.6	734.9	-7.0%
Mobile Telephony	168.4	155.7	8.2%	488.3	443.5	10.1%
Cable Telephony	85.4	84.4	1.2%	255.1	257.4	-0.9%
Equipment Sales	130.5	69.6	87.5%	280.5	170.2	64.8%
Other	45.4	44.5	2.0%	135.1	131.3	2.9%
Videotron	937.9	875.7	7.1%	2,681.7	2,568.9	4.4%
Retail and Eliminations	0.0	1.0		0.0	2.9
Telecommunications	$937.9	$876.7	7.0%	$2,681.7	$2,571.8	4.3%

Adjusted EBITDA
Videotron	$483.6	$467.5		$1,382.7	$1,340.3
Retail	0.0	0.2		0.0	0.4
Telecommunications	$483.6	$467.7	3.4%	$1,382.7	$1,340.7	3.1%

Cash flows used for:
Additions to PP&E	$133.9	$117.4		$312.3	$361.2
Additions to Intangible Assets	29.6	57.2		165.7	402.3
Telecommunications	$163.5	$174.6	-6.4%	$478.0	$763.5	-37.4%

Mobile Telephony ABPU [2]	$50.98	$53.28		$50.96	$52.79
Total ABPU [2]	$49.96	$50.49		$49.80	$49.98

[1]	Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video services, plus subscriber connections to the cable and mobile telephony services.
[2]	Average billing per unit (" ABPU ") is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2020

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2020

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the third quarter of 2020, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2020 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date: November 6, 2020